Filed by Simmons First National Corporation

pursuant to Rule 425 under the

Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-12 under the

Securities Exchange Act of 1934, as amended

Subject Company: The Landrum Company

Commission File Number: 000-06253

Landmark Bank Customer Notification Talking Points

The News

On July 30, The Landrum Company, parent company of Landmark Bank, entered into an agreement to merge with and into Simmons First National Corporation, parent company of Simmons Bank, subject to certain terms and conditions, including approval of the transaction by Landrum’s shareholders. I knew you would want to know about this.

While more information about the combined franchise will be forthcoming, at this point, I’d like to share some information about Simmons Bank.

About Simmons Bank

Simmons Bank is a highly successful financial institution with assets of just under $18 billion. Just five years ago they were roughly our size but have accomplished rapid growth over the past several years.

They have over 200 locations across 8 states (Arkansas, Tennessee, Missouri, Illinois, Kansas, Oklahoma Colorado and Texas). They are in large and small markets, just like we are.

They are also a friendly, community-minded bank, very much like Landmark, which is one of several reasons this is a good match.

Why are we selling?

Landmark’s success over the last several years has made us a very desirable acquisition. Simmons brings the right match of

•	capability… (scale for technology investment, enhanced products, larger lending limits)
•	community orientation
•	and culture

We view this as a good opportunity for the bank. To combine and invest with a larger partner allows us to take better care of our customers, bankers, and shareholders. This combination will allow us to gain additional scale to afford new technology, and to offer improved products and larger loan limits.

Will you and I continue to work together?

There will be plenty to figure out in the new organization, but from what I know about Simmons at this point, I don’t expect a disruption in the relationship you and I have developed. Your business is very important to the bank and I know that you will be well taken care of. The products, capabilities and larger loan limits Simmons will bring to the mix should give us that much more to offer.

We’ll bring you up to date as more details become known. In the meantime, give me a call if any questions arise.

For customers who are also shareholders

The acquisition will be an all-stock transaction with the holders of The Landrum Company common stock receiving, in the aggregate, 17,350,000 shares of Simmons First National Corporation common stock, subject to certain conditions and potential adjustments. Each share of Landrum common stock will be converted into the right to receive approximately 25.5 shares of Simmons common stock, subject to certain conditions and potential adjustments.

Because Simmons is a public company with its common stock listed on NASDAQ, the shares of Simmons common stock that Landrum shareholders will receive will have enhanced liquidity as compared to the current Landrum Company private shares.

Preferred shares will be exchanged one for one for Simmons series D preferred stock.

The consummation of this transaction is subject to the satisfaction of certain conditions, including customary regulatory approvals and approval of Landrum’s shareholders.

Forward Looking Statements

Statements in this communication may not be based on historical facts and are “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements may be identified by reference to a future period(s) or by the use of forward-looking terminology, such as “anticipate,” “estimate,” “expect,” “foresee,” “may,” “might,” “will,” “would,” “could” or “intend,” future or conditional verb tenses, and variations or negatives of such terms. These forward-looking statements include, without limitation, statements relating to the expected impact of the proposed transaction between Simmons First National Corporation (“Company”) and The Landrum Company (“Landrum”) (the “Proposed Transaction”) on the combined entities operations, financial condition, and financial results, and the expectations regarding the ability of the Company and Landrum to successfully integrate the combined businesses and the amount of cost savings and other benefits that are expected to be realized as a result of the Proposed Transaction. Readers are cautioned not to place undue reliance on the forward-looking statements contained in this communication in that actual results could differ materially from those indicated in such forward-looking statements, due to a variety of factors. These factors, include, but are not limited to, the ability to obtain regulatory approvals and meet other closing conditions to the Proposed Transaction, including approval by Landrum’s shareholders on the expected terms and schedule, delay in closing the Proposed Transaction, difficulties and delays in integrating the Landrum business or fully realizing cost savings and other benefits of the Proposed Transaction, business disruption following the Proposed Transaction, changes in interest rates and capital markets, inflation, customer acceptance of the Company’s products and services, and other risk factors. Other relevant risk factors may be detailed from time to time in the Company’s press releases and filings with the Securities and Exchange Commission (the “SEC”). All forward-looking statements, expressed or implied, included in this communication are expressly qualified in their entirety by the cautionary statements contained or referred to herein. Any forward-looking statement speaks only as of the date of this communication, and the Company and Landrum undertake no obligation, and specifically decline any obligation, to revise or update these forward-looking statements, whether as a result of new information, future developments or otherwise.

Additional Information and Where to Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval with respect to the Proposed Transaction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended, and no offer to sell or solicitation of an offer to buy shall be made in any jurisdiction in which such offer, solicitation or sale would be unlawful.

In connection with the Proposed Transaction, the Company will file with the SEC a registration statement on Form S-4 (the “Registration Statement”) that will include a proxy statement of Landrum and a prospectus of the Company (the “Proxy Statement/Prospectus”), and the Company may file with the SEC other relevant documents concerning the Proposed Transaction. The definitive Proxy Statement/Prospectus will be mailed to shareholders of Landrum. Shareholders are urged to read the Registration Statement and the Proxy Statement/Prospectus regarding the Proposed Transaction carefully and in their entirety when it becomes available and any other relevant documents filed with the SEC by the Company, as well as any amendments or supplements to those documents, because they will contain important information about the Proposed Transaction.

Free copies of the Proxy Statement/Prospectus, as well as other filings containing information about the Company, may be obtained at the SEC’s Internet site (http://www.sec.gov), when they are filed by the Company. You will also be able to obtain these documents, when they are filed, free of charge, from the Company at www.simmonsbank.com under the heading “Investor Relations.” Copies of the Proxy Statement/Prospectus can also be obtained, when it becomes available, free of charge, by directing a request to Simmons First National Corporation, 501 Main Street, Pine Bluff, Arkansas 71601, Attention: Stephen C. Massanelli, Investor Relations Officer, Email: steve.massanelli@simmonsbank.com or ir@simmonsbank.com, Telephone: (870) 541-1000 or to The Landrum Company, 801 East Broadway, Columbia, Missouri, 65201, Attention: Kevin Gibbens, CEO, Telephone: (800) 618-5503.

Participants in the Solicitation

The Company, Landrum and certain of its directors, executive officers and employees may be deemed to be participants in the solicitation of proxies from the shareholders of Landrum in connection with the Proposed Transaction. Information about the Company’s directors and executive officers is available in its proxy statement for its 2019 annual meeting of stockholders, which was filed with the SEC on March 12, 2019. Information regarding all of the persons who may, under the rules of the SEC, be deemed participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the Proxy Statement/Prospectus regarding the Proposed Transaction and other relevant materials to be filed with the SEC when they become available. Free copies of these documents may be obtained as described in the preceding paragraph.